January 22, 2026

Jennifer F Jung
Chief Financial Officer
Sportsman's Warehouse Holdings, Inc.
1475 West 9000 South
Suite A
West Jordan, UT 84088

        Re: Sportsman's Warehouse Holdings, Inc.
            Form 10-K for Fiscal Year Ended February 1, 2025
            File No. 1-36401
Dear Jennifer F Jung:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Valuation of Long-Lived Assets, page 55

1. Please revise to specify the fiscal periods that you have performed an impairment assessment. In addition, clarify if the assessment at the lowest levels for which there are identifiable cash flows that are independent of other groups of assets, is the individual store level.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ta Tanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651
with any questions.
 January 22, 2026
Page 2



                   Sincerely,

                   Division of Corporation Finance
                   Office of Trade & Services